SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 21, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following documents, which appear immediately following this page:
•	Cover Letter

•	Proxy Card

•	Invitation to Annual General Meeting

•	Annual Review 2006

UBS AG
P.O. Box, CH-8098 Zurich
Tel.+41-44-234 11 11
Board of Directors
Tel.+41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com

21 March 2007
Annual General Meeting of UBS AG on 18 April 2007, 10.30 a.m.,
Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich

Dear Shareholder
On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return enclosure 1 to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
We are pleased to enclose a copy of our illustrated Annual Review 2006. The detailed Financial Report for 2006, the Handbook 2006/2007 and the 2006 Form 20F (upon filing) can be requested using enclosure 2. They are also available on the internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG on 18 April 2007

Enclosure 1
Request for an Admission Card
Registered shareholder with voting rights
I/we request UBS AG to issue an admission card for the Annual General Meeting on 18 April 2007, made out to:

☐ my/our name	Family name

☐ my/our proxy	Given name

Address

City/State

Postal code

and to send it to:
☐ my/our address

☐ my/our proxy

Date	Signature

Please reply by 12 April 2007

Annual General Meeting of UBS AG on 18 April 2007

Enclosure 2
Request for Special Reports
Financial Report 2006 (approx. 260 pages) containing our audited financial statements and accompanying detailed analysis. Upon request available in:

☐	English	☐	German
Handbook 2006/2007 (approx. 170 pages) containing additional information on strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control. The document also contains the Information relating to Corporate Governance required by the SWX Swiss Exchange Directive. Upon request available in:

☐	English	☐	German
Compensation Report 2006 (approx. 16 pages, excerpt from the Handbook 2006/2007) containing comprehensive information on the compensation policy of UBS, on senior executive compensation, shareholdings and options. Upon request available in:

☐	English	☐	German
2006 Form 20F (approx. 500 pages) containing the Financial Report 2006, the Handbook 2006/2007 and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

☐	English
Please send the reports to:

Name

Address

City/State

Postal code

Please send this questionnaire by mail to:

Mellon Investor Services LLC
Monty Harry
480 Washington Boulevard
Jersey City, NJ 07310

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your vote as indicated in this example	☒

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2006, Reports of the Group and Statutory Auditors	FOR ☐	AGAINST ☐	ABSTAIN ☐
		FOR	AGAINST	ABSTAIN
2.	Appropriation of Retained Earnings Dividend for Financial Year 2006	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.	Discharge of the Members of the Board of Directors and the Group Executive Board	☐	☐	☐

4.	Elections
4.1.	Re-election of Board Members: 4.1.1. Stephan Haeringer	FOR ☐	AGAINST ☐	ABSTAIN ☐
		FOR	AGAINST	ABSTAIN
	4.1.2. Helmut Panke	☐	☐	☐
		FOR	AGAINST	ABSTAIN
	4.1.3. Peter Spuhler	☐	☐	☐
4.2.	Election of a new Board Member: 4.2.1. Sergio Marchionne	FOR ☐	AGAINST ☐	ABSTAIN ☐

		FOR	AGAINST	ABSTAIN
4.3.	Election of the Group and Statutory Auditors	☐	☐	☐

5	Capital Reduction
5.1.	Cancellation of Shares Repurchased under the 2006/2007 Share Buyback Program and respective amendment of Article 4 para.1 of the Articles of Association	FOR ☐ FOR	AGAINST ☐ AGAINST	ABSTAIN ☐ ABSTAIN
5.2.	Approval of a New Share Buyback Program for 2007-2010	☐	☐	☐

Dated:	, 2007

Signature

Signature if held jointly
NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲ FOLD AND DETACH HERE ▲

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 04:30 PM Eastern Time 12 April 2007.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http://www.proxyvoting.com/ubs	OR	Telephone 1-866-540-5760	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.		Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

Dear Shareholder
We would like to invite you to the Annual General Meeting of Shareholders to be held at Hallenstadion, Zurich-Oerlikon, on 18 April 2007,10:30 a.m. (doors open 9:30 a.m.). Various items are proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of Shareholders of UBS AG.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.
Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 12 April 2007 to:
UBS AG
c/o Mellon Investor Services LLC, P.O. Box 3510, South Hackensack, NJ 07606-9210
If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.
Sincerely,
UBS AG

Voting recommendation
The UBS Board of Directors recommends that all items on the agenda be approved.
Voting instructions in case of ad-hoc motions
In case of ad-hoc shareholders’ motions during the Annual General Meeting, I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors

☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲ FOLD AND DETACH HERE ▲

UBS

Annual Review 2006

おもちゃ
プラレール
いつでもうれしい
おもちゃ2割引
おもちゃ2割引
ピクチュアパズル

Contents

2	Letter to shareholders
4	Who we are
5	Our impact
6	Growing up
10	A robust framework
14	Living longer
18	Giving opportunity
22	The essence of community
26	Discovering talent

2006 Report
30	The year in review
32	Corporate governance
38	UBS key facts
40	UBS results
44	Performance indicators
46	Results financial businesses
48	Global Wealth Management & Business Banking
50	Global Asset Management
52	Investment Bank
54	Industrial Holdings
55	Sources of information
56	Contacts

Dear shareholders,

This past year has been the best in our history. It was also very lively. We made four significant acquisitions and invested in the organic growth of our business. This has improved our competitive position and enhanced the quality and range of products and services we offer to clients. These steps are of great long-term importance to the value of your investment and some already show tangible benefits. Even though they have taken considerable effort, they have not stopped us from surpassing our performance objectives, generating a strong improvement in earnings per share.

We owe our success to the 78,140 UBS employees working in more than 50 countries. Granted, financial market conditions were excellent last year. Still, without their energy and professionalism, we would not have been able to take advantage of all the business opportunities we saw last year and we would like to take this opportunity to thank them deeply for their work.

In 2006, we expanded our position in key emerging market segments and regions. We acquired Brazilian financial services firm Banco Pactual, one of the country’s leading independent investment banks and asset management firms. It also has a growing wealth management business. Pactual’s integration into our investment banking, wealth management and asset management units is proceeding smoothly. In its first month as a part of UBS, it contributed positively to revenues and profit. The combined business has gotten off to a strong start, and several major investment banking deals have been completed as a result. Moreover, the combined invested assets of CHF 24 billion have made us Brazil’s sixth largest asset manager. Beyond that, we expect that Pactual will help us expand our business throughout Latin America.

In early January 2007, we received approval from the Mexican Ministry of Finance to offer domestic banking services. We plan to begin operations in first quarter this year by offering cash, foreign exchange, and debt products to institutional investors.

We continued to make progress in China. The securities regulator in December 2006 granted us business commencement approval for UBS Securities following the approval of the restructuring of Beijing Securities. The business should see UBS becoming the first foreign firm to invest directly in, and manage, a full-service domestic Chinese securities firm.

In India, at the end of January 2007, we announced the purchase of Standard Chartered’s mutual funds management business, the country’s ninth largest domestic mutual fund manager. Although the domestic market has demonstrated strong growth rates over the last six years, the number of mutual fund investors is still low, which gives our business tremendous scope as India’s pension market liberalizes and clients become more sophisticated.

We have also made important investments in mature economies
where we have strong market positions. The US-based wealth management business has completed the acquisitions of the branch office network of Piper Jaffray and McDonald Investments. Both have increased our presence and scale in the American market. We also expanded by opening a dedicated ultra-high net worth office in New York City. We plan to open further such offices this year. This step has enhanced our offering and client services, and helped us to accelerate the development of our business with clients who have more than USD 10 million to invest, our fastest growing segment.

The Investment Bank continued to invest in its people and technology in the fixed income, rates and currencies business in 2006. Towards the end of the year, we started to see some of the new businesses contribute handsomely to revenues. The IT investments will allow us to build capacity, increase efficiency, and reduce the complexity of our IT infrastructure. In the equities business, the acquisition of ABN AMRO’s global futures and options business, completed on 30 September 2006, helped us achieve the necessary scale in the commoditizing exchange traded derivatives market.

Our wealth management businesses continued to stand out. In 2006, they contributed CHF 113 billion, or 75%, to the total UBS net new money inflows of CHF 152 billion. This represents a growth rate of 6% relative to the invested asset base at the end of 2005. Strong inflows were seen from the Asia Pacific and domestic European business. It has been six years since we launched the European wealth management business. The business, well established and profitable, is a strong platform from which we intend to capture further growth opportunities in the ultra-high net worth client, core affluent and financial intermediary markets.

Expansion increases costs. It requires more people, infrastructure and activity, and expenses in 2006 went up almost at the same pace as revenues. While the overall cost/income ratio fell to 69.7%, its lowest ever level, developments differed according to business. Our recent investments – in particular the relatively high number of acquisitions, have used capital, which is why we did not buy back as many shares in 2006 as in preceding years. Nevertheless, diluted earnings per share from continuing operations were CHF 5.58,

20% higher than in 2005, and in line with our target of double-digit annual growth. Return on equity was 26.5%, well above the targeted minimum of 20% over the cycle.

We value your trust. We are convinced that our investments will bring valuable returns – even if it will take some time until we are satisfied with the revenues from all the areas we are working on. It is our collective management responsibility to ensure that we use our resources to create value while not tolerating any inefficiency or complacency. While we have identified several attractive areas for further expansion, we will continue to invest according to our long established financial criteria.

Our recent entry into new markets and the launch of new business ventures is, of course, associated with some risk. However, it is only as a result of our diligent effort to improve our risk profile over the last nine years that we have been able to assume them comfortably.

Our group combines global scale and focus on growth in a unique way. Our businesses occupy strong market positions in those segments of the financial industry that are expected to grow significantly faster than the economy as a whole over the long term. When we wrote to you on 13 February, we said that in the short term, as the economic cycle matures, investors might become more sensitive to any disappointing political or economic developments, so our top-class risk control would remain paramount. Recent market developments appear to confirm this heightened level of sensitivity. However, for UBS, 2007 has started on a positive note, with a strong deal pipeline and continued investor confidence and activity. With a global presence that is balanced across the Americas, Europe and Asia Pacific, the building blocks of our growth strategy are firmly in place. Last year we made a highly concentrated number of acquisitions while investing heavily in organic growth. In 2007, our focus will be on integrating our new areas of activity and we expect to start seeing the benefits from them materializing for our clients and shareholders.

21 March 2007

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

Who we are

We are one of the world’s leading financial firms, serving a discerning international client base. Our business, global in scale, is focused on growth. As an integrated firm, we create added value for clients by drawing on the combined resources and expertise of all our businesses.

We are present in all major financial centers worldwide, with offices in more than 50 countries. We employ around 78,000 people, with 39% in the Americas, 35% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific.

We are one of the best capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.9%, invested assets of CHF 3.0 trillion, equity attributable to shareholders of around CHF 50 billion and market capitalization of roughly CHF 154 billion (on 31 December 2006).

What we do

In wealth management, our services are designed for high net worth and affluent individuals around the world, whether investing internationally or in their home country. We provide them with tailored, unbiased advice and investment services – ranging from asset management to estate planning and from corporate finance to art banking.

As an asset manager, we offer innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, and through financial intermediaries. Our investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds, hedge funds) and real estate.

In the investment banking and securities businesses, we provide securities products and research (in the areas of equities, fixed income, rates, foreign exchange, energy and metals) as well as advice and access to the world’s capital markets to corporate, institutional, intermediary and alternative asset management clients.

Our Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients.

Our impact

This year’s Annual Review looks at some major global trends and our part in them. Because of our size and scale, we do not just feel the effects of world developments – we help to shape them.

On the following pages, we look at what “globalization” really means, and the constant pressure it puts on society to become ever more flexible. We consider the way that “internationalization” affects the idea of community, and the durability of local customs in a connected world. We describe the part that financial services plays in helping the world to change, and the regulatory challenges this brings. A portrait of a UBS employee shows how important real brains, combined with people skills, are in creating a company that can cope responsibly with a changing world. And we look at the challenges, and new business opportunities, presented by an aging society.

A Greentown China Holdings construction site in Shanghai.

Growing up

Whether in Shanghai, Chicago or Dubai, skyscrapers symbolize the image of a modern city. They are an enduring symbol of economic growth and, now, globalization.

Frenetic building activity is the most visible sign of a growing, increasingly globalized economy. Construction sites in Shanghai, for example, pepper the city’s landscape. Growth there is more than a statistically reported increase – it is something you can feel. Nevertheless, what is happening in China reflects more than economic growth. It is an expression of the age-old human urge to convey newfound prosperity, growth, and power by building up as high into the sky as possible.

From the ancient Mayan and Egyptian pyramids to New York’s skyline, “bigger, higher” has always been a symbol of economic and societal clout – serving as an imposing reminder of what the builder was capable of and what the owner could afford. A belief in what was possible – coupled with advances in architecture and technology – prompted the first major waves of skyscrapers in the US at the turn of the twentieth century – matching its rise as a world power.

Now places like Dubai and Shanghai are making a name for themselves in the skyscraper stakes. The 1,125-meter-high Bionic Tower in Shanghai, for example, will be the first building topping the one-kilometer mark. When finished, will it symbolize China’s position as a major economic force? Growth of at least 10 percent a year, 1.3 billion citizens, and the world’s largest currency reserves are convincing statistics. Still, China’s growth is not an isolated event. A key driver is globalization.

“Globalization” is a modern word, but the idea is nothing new. Almost two centuries ago, David Ricardo, one of the most influential economists in history, railed against the doctrines of the time. While England, his home country, reinforced national borders, he advocated the free exchange of goods. His theory of comparative advantage has shaped the free trade debate ever since. Ricardo’s central argument was that, even if one country could produce everything more efficiently than another could, it would reap gains from specializing in what it was best at manufacturing - and trading its products with the second nation. US Nobel Prize Winner for Economics, Paul Samuelson, illustrated the same principle in a famous example. A top lawyer is also the world’s best typist. He or she can do both things better than anyone else. Still, he or she would still be better off getting somebody else to do the typing, as this frees up time to provide legal services.

Skeptics are always quick to point out the dangers of narrow specialization. World trade is not a level playing field, they say. Nevertheless, for the world as a whole, globalization has driven economic expansion. In many cases, the growth has been achieved by what the illustrious Austrian economist Joseph Schumpeter termed “creative destruction”. The Dow Jones Industrials and the US economy neatly illustrate this concept. General Electric, for example, is the only company of the 12 that made up the original index in 1896. The others, companies such as American Cotton Oil or American Tobacco, have disappeared or been broken up. General Motors and Chrysler became part of the index in the early 20th century, mirroring the rise of the automobile industry. As technology, financial services and entertainment became increasingly important, the DJIA added IBM (1979), American Express (1985), J.P. Morgan and Walt Disney (both 1991). Creative destruction, though, is probably best shown by the changes the DJIA made in 1997, when Hewlett-Packard, Johnson & Johnson, Travelers Group (now Citigroup) and Wal-Mart replaced Bethlehem Steel, Texaco, Westinghouse Electric and Woolworth.

It is clear that “globalization” does not mean economic security for everyone. Creative destruction means that labor and capital, combined with innovation and new products, can lead to increased income – but not everyone will benefit. But it beats the alternative: protracted protectionism and economic isolation as seen most obviously, recently, in the collapse of Soviet communism, are clearly responsible for driving an economy into long-term decline.

Internationalization calls for economies, societies, and corporations to become more flexible. Many companies – even small and medium sized ones -face the challenge of looking hard at their size and structure in order to meet the demands placed on them by international competition. Often, it means developing new products and targeting new markets. It can increase their willingness to take another company over. Or make them decide to dispose of businesses that do not belong to the core of what they have traditionally done – or are best at. This, in turn, drives M&A activity.

It is not only capital and companies that transcend national borders – employees do, too. In Dubai, the majority of construction workers are Pakistani or Indian, while engineers and architects are frequently German or American. Whether construction worker or financial services provider, employees go where the employer is – and vice versa. UBS, for example, is present in many of the regions of the world that are currently forming the crest of the globalization wave – be it Asia, the Middle East, Russia or South America.

Among other activities, UBS is helping companies become part of the economic fabric and history of their country, such as Greentown China Holdings, the largest real estate company in mainland China. In July 2006, with UBS coordinating the initial public offering of its stock, the company started trading on the Hong Kong Stock Exchange.

Why companies merge and acquire

Mergers and acquisitions (M&A) have become a major feature of the financial landscape in recent years – but they are by no means an invention of our time. Since the 19th century, companies have merged, restructured and acquired in much the same fashion as they do now. This has allowed them to face changed markets, give them a competitive edge, survive – and even prosper.

Currently, the high level of M&A activity is driven by globalization in the international financial and capital markets, with global financial services firms, through their investment banking departments, being the main intermediaries. UBS itself occupies a significant position in the global market for mergers and acquisitions. Its corporate client financing and advisory business is a market leader whose strength lies in providing advice on cross-border mergers and acquisitions and raising capital for companies and governments. It has traditionally been one of the leaders in European corporate finance, and has experienced very strong growth in the US and Asia Pacific in recent years. In terms of fee income, it now occupies fourth place in the global rankings compared with seventh place in 2003, and it is the world No. 1 for M&A deals under USD 1 billion – a very profitable segment. Indeed, UBS itself, in its current state, is the product of a long chain of successful mergers and acquisitions dating back well over a century.

The trading floor of the New York Stock Exchange before opening.

A robust framework

NYSE
NYSE

A robust framework

Dynamic, stable and integrated financial markets are the backbone of the global economy and key drivers of growth and wealth creation around the world.

If, until the middle of the 20th century, economic processes were largely local, now they clearly are not. As an example, the value of goods exported worldwide in 2005 was ten trillion US dollars – in 1950, that figure was 70 billion.

The foundation for this unprecedented half century of growth was, in fact, laid in the waning days of the Second World War: the 1944 Bretton Woods agreement regarding international monetary management, the foundation of the International Monetary Fund (IMF) in 1945 and, in the immediate post-war period, the 1947 General Agreement on Trade and Tariffs (GATT). Together, they stabilized exchange rates and brought down many trade barriers, bolstering international commerce between industrialized countries.

In parallel, moves were made to deregulate national financial markets, particularly following the collapse in 1977 of the currency exchange rates set by the Bretton Woods agreement. Since then, according to Bank for International Settlements (BIS) statistics, daily trading volumes on the foreign exchange markets have skyrocketed from just a few million to 1.2 trillion US dollars a day. Deregulation, combined with development of information and communication technology, helped financial specialists create a long list of innovative products – from credit cards to derivatives, completely changing the character of the global financial system in a few decades.

Of all the innovations, derivatives are the newest, with global traded volumes in them rising more than tenfold between 1990 and 2000. BIS statistics, for example, show the combined value of all outstanding over-the-counter (OTC) derivative contracts being USD 370 trillion at the end of June 2006. Derivatives, or contracts to buy or sell an asset for a certain price at a predetermined point in the future, have allowed the industry to redistribute risk and hedge against losses, increasing the stability of the global economic and financial framework significantly.

On the other hand, these massive market volumes, along with the role hedge funds play in today’s markets, have alerted central banks, regulators and international financial organizations to new types of potential risk. The use of credit derivatives, for example, to hedge a bank’s loans, could potentially lead the industry as a whole to become lax when lending, setting the stage for future defaults. With this and other issues in mind, the IMF has called upon financial market regulators to monitor risk management in the financial sector and draw up new rules where necessary.

Regrettably, the global liberalization of the financial system has also produced new types of criminal activity. Careful monitoring and regulation of the financial markets is crucial to ensure their stability over the long term. But how much regulation should there be and how much freedom should markets keep? The questions themselves are not new. On one hand, the global economic boom of recent decades would not have been possible without liberalized markets. On the other, the global-

ization of capital markets and the global fight against criminal and terrorist activities has meant that regulations in the financial sector have become more and more complex and difficult to implement.

The financial industry, aware of this, has taken a number of preventive steps on its own. The Wolfsberg Principles, for example, are a collection of global guidelines designed to combat money laundering, drafted and signed by a group of the world’s leading banks. These oblige the banks involved to be able to identify their clients around the globe at any time and to define a joint international standard through the exchange of internal money laundering guidelines. A second example is the increased cooperation between the financial sector and the US authorities following the September 11 terrorist attacks.

A few months ago, the Institute of International Finance (IIF), an association composed of managers of the world’s major financial institutions, called for a strategic dialog on efficient regulation (more information in the sidebar to the right).

Both these initiatives clearly show that the international financial industry, taking public interest as well as its own into account, is working to ensure that market-oriented solutions are being sought to resolve the challenges currently being faced.

UBS’s contribution

For many years, UBS has been at the forefront of meeting the challenges of fighting financial crime. It was one of the driving forces behind the launch of the Wolfsberg Group and its issuance of global anti-money laundering principles in 2000. In subsequent years, UBS also strongly supported its efforts to suppress terrorism finance. It also backed its monitoring, screening, and search guidelines, and correspondent banking principles.

The bank has made substantial investments in establishing sophisticated methods to prevent abuse of the financial system. Having safeguards in place that fight money laundering, corruption and the financing of terrorism is a key part of modern risk management activities.

In addition, UBS created an extra unit two years ago to control and coordinate the fight against money laundering across the firm. Last year, a broad-based campaign helped sharpen employees’ awareness of the latent risks, and encouraged them to exercise permanent vigilance.

“It is clear that part of the increasingly complex business environment can be attributed to the globalization of the markets, as well as to mistakes and shortcomings of individual market participants. However, the main problem we are faced with today is the contradiction that exists between the internationalization of the markets and the predominantly national bias and focus of the laws governing this internationalization”, explains Peter Wuffli, CEO of UBS.

As part of the IIF initiative called “Strategic dialog on effective regulation,” a working group headed up jointly by Peter Wuffli and William B. Harrison, Chairman of JPMorgan Chase & Co., has developed and published a series of principles governing effective regulation of the international financial markets in collaboration with major control bodies.

“There are countless examples proving that constructive dialog between legislators and the financial industry results in a more favorable conclusion than when the authorities legislate alone,” explains Peter Wuffli.

A toy store in Osaka, Japan.

プラレール
おもちゃ
TOMY
トミカ
トミカパーキング
クリスマス
6,280
1,480
カーゴジャンボ
2,100

Living longer

Living longer

KIDS LAND
PLAY SPACE
CASHIER
パソコン
入口
出口
おもちゃ2割引
TOMY

“In the long run, we are all dead.” British economist John Maynard Keynes’s laconic observation is as true today as it has always been.

He may originally have been pointing out the irrelevance of the “long run” to immediate economic problems, but his remark is commonly now taken as an expression of fatalism. Birth is nothing more than an extended death sentence. But the time between the two is – at least statistically – getting longer for most of us.

We are getting older. In the UK, plans are afoot to gradually increase the state retirement age to 68 – more than double the 33 years the average British adult was expected to survive in the Middle Ages. The longer people live, the longer they will probably have to work – whether by choice or government policy. This has enormous influence on how each of us spends money, saves and invests – and structural implications for the world economy, business – and finance.

But has our life expectancy peaked? It does not look like it. Aging trends show that, over the last 160 years, maximum life expectancy has increased by three months – every year. If in 1840 the Swedes topped the expectancy scale by living to 45 on average, now it is Japan, where women live to 85. The problem now is that a number of different – and conflicting – trends are beginning to intersect. We continue to make significant advances in medicine, a key reason for our current longevity, just as the baby boom generation starts to retire. At the same time, couples are having fewer children. Countless studies have examined the implications of all this – and the results are sobering. In Japan, if things continue, the country will soon be in a position where each working person is paying for the retirement of one retiree.

A simple way out of this might be to “import” labor from elsewhere. It is not, however, very realistic – given the sustained high rates of immigration needed. Gains in worker productivity in mature economies may be able to compensate for some of the aging effect – but it looks like the expected decline in worker numbers – and output – will lead to lower growth, at least at first.

What will this do to corporations in industrialized countries? Some of them will simply shrink with the working population. Many, however, will tackle the future positively by diversifying geographically, making their earnings less dependent on their home countries. According to studies carried out by UBS, European companies already generate 35% of their income outside Europe, while in the US 40% of corporate earnings come from direct investments in emerging economies, where populations continue to grow and there are few limits on growth. Partly for this reason, European corporate earnings have grown strongly in recent years – despite the relatively sluggish overall economic growth rates on the continent.

National governments are in a more difficult position. State pension systems are becoming unaffordable, and politicians in many countries are increasingly vocal about pension reform, with most calling for higher levels of individual contributions. The pension, asset management and investment fund sector should benefit from this. As individuals become less confident in the ability of governments to provide for them in old age, they will take their retirement provision into their own hands. This will most likely lead to higher savings rates and increased demand for a broad range of private pension and investment products.

A demographically induced slowdown in growth in developed countries will mean that investors seeking adequate returns will increasingly have to turn to parts of the world that are more risky. In the past, emerging economies had a higher share of primary industries, such

Counteracting the effects of aging with Nintendo’s video
game “Dr Kawashima’s Brain Training: How Old is Your
Brain?” for its handheld console, the Nintendo DS.

as mining. Now, though, emerging economies drive much of the world’s growth in secondary industrial production. This is bringing about wide-ranging changes in investment behavior. Emerging markets securities were previously an investment option. Now, they are becoming obligatory components of any well-diversified portfolio.

Numerous sectors, among them healthcare, will grow faster as the population ages. Products formerly only available in hospitals, such as electronic blood pressure monitors, will continue to make their way to the consumer market. Automatic external defibrillators are another example. Previously confined to emergency rooms and ambu-

lances, these small, easy-to-handle devices that can save lives in the event of cardiac arrest are commonplace in offices and factories.

Entertainment software manufacturer Nintendo has developed a video game for its handheld console, the Nintendo DS, to help players counteract the effects of aging. Called “Dr Kawashima’s Brain Training: How Old is Your Brain?,” the game has proven popular among senior citizens – an impressive achievement for anyone in the video game industry. According to Nintendo, the quick and challenging exercises in the game, based on easy to execute mathematical, cognitive and language-based tasks, helps stimulate the brain and keep it active. Indeed, it is increasingly being used in doctor’s waiting rooms in Japan for patients to practice while waiting for their appointment, and it is enjoying growing popularity in other parts of the world.

In fact, it may be the old themselves who do the most to counteract the societal effects of aging. More of them say they want to work past retirement age, as it gives them the satisfaction of being involved in something useful and keeps them active. A survey conducted by UBS in the US recently revealed that 77% of those polled expect to work part-time after they have retired in order to supplement their income. A decade earlier, that figure was 70%.

Filling the gap

UBS’s institutional asset management business is the part of our business most clearly affected by this demographic trend. The focus continues to be on assuming management of pension mandates, but also addressing new issues that current and potential clients have to deal with, particularly for under funded defined benefit corporate pension funds. The shift from corporate defined benefit to defined contribution schemes is expected to continue at the current high pace as corporations protect their balance sheets from the negative effects of aging. Investment banks have recently started to serve pension funds in the area of liability-led asset management advice, where derivatives and structured products are used to redistribute longevity as well as investment risk.

In the years to come, individual clients will increasingly be looking to UBS for advice and products that help them prepare for and enjoy a longer retirement. This includes changes in the way they save retirement capital, use their savings after retirement, and arrange to pass them to their heirs. The demographic shift that is currently underway presents a vast opportunity for global financial service providers. From a demographic perspective, there are a high number of clients who are expected to have comparable needs in terms of pension plan-

ning and implementation. Coming up with attractive solutions for them is going to be a major and ongoing challenge for the financial industry.

UBS launched the Global Retirement Initiative in April 2006 in order to exploit the opportunities presented by aging populations in major markets. The projects currently underway include the so-called Baby Boomer Initiative, which caters for the needs of a potential market of 58 million US households with more than USD 1,200 billion in aggregate assets. Similar projects are underway in Germany and Switzerland, with France, the UK, Italy and Spain to follow shortly.

DEPÓSITO PALMEIRAS
PALMEIRAS

Life in Conjunto Palmeira, Fortaleza, Brazil.

Giving opportunity

As a priest, Joaquim Melo was vividly aware of poverty. He had grown up in what Brazilians call a favela – a large shantytown of cardboard, plastic and other discarded material that roughly 20% of the country live in.

And, just like every single one of the millions of Brazilian people unfortunate enough to be from a favela, Melo had longed to get out and help.

When he was young, and Brazil was governed by a military dictatorship, the Catholic Church was one of the only organizations that effectively helped the poor. Because of that, he joined the church in Fortaleza, a city on Brazil’s Northeast coast, and, while still in seminary school, he started helping the poor by living amid the squalor of those in Fortaleza who survive by picking garbage.

“I spent six months living on the dump with the garbage pickers. I think that this is the most moving, most humbling experience a person can have. In the dump, you cannot tell the difference between the human beings, the animals – mostly vultures – and the rubbish itself,” Melo says.

It was also in the dump that he realized that he would do anything to help people help themselves.

“It’s the bottom of the pit. There are only two possibilities: either you give up living altogether or you fight with all your might. I chose the second option, and to do it collectively. Organizing other people to find a way out together,” Melo says.

Less than half a year later, he moved to Conjunto Palmeira, a slum on the outskirts of Fortaleza, where many of the 30,000 inhabitants lived without proper water supplies, electricity, drains or sewers. There, Melo became increasingly involved in community initiatives. He helped improve life for the whole community by organizing those living there to institute garbage collection and build a water system, and roads. As time passed, his social work had less and less to do with the church. Instead, he became increasingly aware of the central role of economics and finance in poverty, and this led, eventually, to the creation of the Banco Palmas (People’s Bank) in 1997.

The Banco Palmas banking system is a community-based economic system offering lines of micro-credit for local producers and consumers in the form of credit cards and its own form of social currency called Palmas. The currency, pegged to Brazil’s tender, the real, is accepted and recognized by neighborhood producers, storekeepers, and consumers. It facilitates the sale of goods within the community, supports economic growth, and builds a sense of solidarity for those living there.

Melo’s goal with Banco Palmas was to create a sustainable, virtuous local eco-

nomic circle in Conjunto Palmeira. He has been successful. Since 1997, the number of businesses in the community has increased by 40%. The bank has created 300 jobs directly and another 600 indirectly in businesses that were given micro-credits.

Melo’s initiative and Brazil are not alone. A number of factors, including globalization, have had a powerful impact on poor countries and their ability to reduce poverty. According to data from the World Bank, “overall economic growth in the developing world has averaged 4.8 percent a year since 2000, more than double the rate of growth in high-income economies, which averaged 2% a year.”

Yet, despite the recent spate of economic growth, there is an increasing awareness of the gap between the rich and poor in many countries. According to the World Institute for Development Economics Research, the top 1% of the world’s population owns 40% of the globe’s net worth, while almost half of the world’s population (2.8 billion) own merely 1.1 % and live in poverty. This makes innovative approaches to social change, like Melo’s, imperative to solving social issues in the twenty-first century.

One non-profit organization which seeks out and invests in the most innovative approaches is Ashoka – a global network of the world’s leading social entrepreneurs. These are men and women such as Melo who actively solve the world’s most urgent social problems. Since 1981, Ashoka has elected over 1,800 leading social entrepreneurs as Ashoka Fellows, providing them with living stipends, professional support, and access to a global network of peers in more than 60 countries.

“The Ashoka grant put me in contact with a network of people like myself who fight for a better world and better appreciation of human life... Ashoka provided me with funds for three years, allowing me to dedicate myself to my social work full-time,” Melo said.

In 2004, the Ashoka Fellowship elected Melo, and in 2005, he won the first Visionaris award, which recognizes individuals in Argentina, Brazil, and Mexico who have created an organization that addresses a significant social challenge in an innovative way.

This award and others, combined with the recent wave of philanthropic contributions being made by successful executives and entrepreneurs the world over, do leave tangible signs of progress – and, beyond that, hope.

As Melo says: “I used the Visionaris award to build the Banco Palmas retail outlet, which helps the small producers from the neighborhood sell their products”.

UBS’s philanthropic services

UBS has established two units aimed at assisting clients wishing to give – its Philanthropy Services advisory team and the UBS Optimus Foundation.

UBS Philanthropy Services advises clients on how best to design, set up, and implement appropriate philanthropic structures. It hosts the annual UBS Philanthropy Forum and the Visionaris Social Entrepreneurship Awards. The unit also provides clients access to key contacts in philanthropy, and provides comprehensive information on a wide range of philanthropic options in different regions for a wide number and type of projects.

“We created Visionaris to bring together two groups of people who might otherwise never meet - philanthropists and social entrepreneurs,” points out Maximilian Martin, Global Head of UBS Philanthropy Services. “We chose to work with Ashoka because of its demonstrated track record of selecting sound individuals who have what it takes to address complex social issues in ways that truly make a difference,” he added.

The UBS Optimus Foundation offers a broad range of opportunities for clients and employees to contribute to humanitarian projects. The Foundation sup-

ports projects all around the world in two core areas, “Children & Talents” and “Medical & Biological Research”. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists within the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne in full by UBS, so that the full contribution from clients reaches the projects. In 2006, the UBS Optimus Foundation spent CHF 9 million supporting 53 projects in Africa, Asia Pacific, Europe, North and South America.

B

UBS will be one of the main sponsors of the next federal Swiss "Schwingen" championship, which will be held between 24 and 26 August 2007 in Aarau.

The essence of community

The essence of community

The Christen sawmill in central Switzerland will produce the 230 cubic meters of sawdust needed for the rings of the next federal Swiss championship in "Schwingen", a Swiss form of wrestling.

Nowadays, surfing the web can sometimes be about as exhilarating as thumbing through an old telephone book.

Internet technology, helped by globalization, has linked the world by network and cable. But, in truth, it has come to feel very commonplace – barring the occasional bout of temporary enthusiasm for this or that year’s new online medium – such as blogs or YouTube. Still, if you look beyond Silicon Valley’s search for the next great idea, this new electronic world of ours may be having a profound impact – in ways we cannot yet fully see. Will there, for example, be anything known as local, native, regional or indigenous a few decades from now? Or will all society mesh into some homogeneous global culture?

In business, for better or worse, many of those changes may already be taking place. As any average business publication will tell you, companies and individuals can work with – or compete against – peers around the world. Global brands, along with business values and ideas, now penetrate into previously unthinkably remote areas. The benefits, though, of this “shrinking”, globalized world are invariably touted by economists and executives – while critics warning of a standardized, bland world are usually editorialists, politicians and non-governmental organizations.

Although it might seem like it, importing ideas and products from abroad, in whatever country you might be living in, is not particularly new. More importantly, it does not seem to lead to a dilution of local culture and identity, as

Fran Tonkiss, Professor of Sociology at the London School of Economics, observes. According to her, one of the main misconceptions of globalization is that it is all one big long process of Americanization.

“In reality, US culture is very diverse. While clearly there are dominant aspects of American culture, the society has been enriched by long histories of immigration and exchanges with other cultures – it’s simplistic to think of a unified American culture that is now going global,” she says.

While globalization can lead people to embrace new things, it does not seem like they are necessarily forgetting anything they previously did. Take “Schwingen”, a Swiss form of wrestling. The first records of the sport go back to the 13th century. And by the end of the 19th century, it had become a national sport with standardized rules. Now, more than 100 years later, despite the globalization of Switzerland’s economy, it has experienced a resurgence – one most visibly expressed by the fact that any newly crowned national champion usually appears on television and gets a cover story in the country’s largest weekly glossy magazine – not to mention being given a prize bull.

If global technology has the potential to transform traditions, it can also strengthen them. For instance, the internet, because it is so decentralized, promotes and reinforces different perspectives that are far from mainstream. It can also create new communities that are based on similar values, not simply geographical proximity – by strengthening the cultural roots and identity of expatriates and second-generation descendants with their home countries.

And, despite the worries of an overtly standardized, uniform world, as voiced by the critics of globalization, we are still far from becoming one bland planet. While the internet provides us with the opportunity to define ourselves along different lines than being citizens of a nation or of a community, local traditions – be they a custom, an accent, an interest, or a local product - can still represent a deep source of pride and identity. As long as they do, Tonkiss adds, it will be difficult for global trends simply to sweep them away.

Local custom and practice, however, can be an obstacle to globalization in business. Increasingly, corporations have to position their products globally as they find it difficult to ignore the opportunities available in international markets. Still, they will almost inevitably fail if they do not understand the culture of each market they operate in, as it is the local and regional societal drivers that determine the behavior of customers and employees.

Still, it must be said that globalization does increase choice and opens new perspectives. Ginger and kiwi fruit, for example, were nowhere to be found in a normal European supermarket 30 years ago. Now they lie on their respective shelves in fairly prosaic fashion. Maybe that is the magic of the whole thing. Making the local become global and then local again – in a new and different way.

Helping communities in a globalized world

Globalization also increases mobility for individuals and corporations alike. Companies can establish their operations in new places, for instance, in order to be closer to customers. While this is often seen just from the perspective of “going global”, it also means becoming part of, interacting with and assisting local communities.

As Nick Wright, Head of UBS Community Affairs for Europe, the Middle East and Africa points out: “UBS’s success depends not only on the skill and resources of our people and the relationships we foster with clients, but also on the health and prosperity of the communities of which we are a part. Our community affairs program manages donations, grants and employee volunteering. Our staff, who through the program volunteer their extraordinary skills and expertise, thereby supporting local partners and communities, are our best possible agents to play a significant role in these communities.”

Paul Donovan, Global Economist at UBS, offers a first-hand example. In 2005, he spent one month of his sabbatical with the East London Business Alliance (ELBA), one of UBS’s partner charities. He says: “At the beginning, I was skeptical about what I was going to offer. I then realized that business and management experience could be very valuable for a school or a charity.” Donovan became ELBA’s economics advisor, also advising on business strategy and board composition. He also produced a re-

search paper on the impact of the 2012 Olympics on East London’s economy, which was published jointly by ELBA and UBS last February. “The report was primarily an ELBA document, which is used to facilitate the legacy 2020 project, a major new program for ELBA that aims to maximize the economic and social benefits of the 2012 games”, he explains.

UBS can also help by providing long-term support to local organizations. Overall, in 2006, UBS and its affiliate foundations donated more than CHF 38 million to support charitable causes. “We do aim to have a positive impact on the economic, social and environmental well-being of the local communities we do business in. Our employees and clients expect us to actively engage in the communities they work and live in – by investing in ways that go beyond our direct business activities, “ says Antonia Koenig, who is responsible for coordinating UBS’s corporate responsibility activities.

In many locations, UBS supports the commitment of its employees by offering up to two days per year for volunteering. Last year, more than 3,800 employees spent over 50,000 hours volunteering. Not only does this foster the bank’s reputation, it also helps to recruit and retain the very kind of employees UBS is looking for – those who can work together and are open to diverse cultures and backgrounds – the skills UBS needs to be successful on a global scale.

ROBO-PONG

The future of the sciences, as of any field, lies with the young. To help secure this future in Europe, the EU sponsors a Contest for Young Scientists to encourage students to take an interest in scientific research. In 2006, Johannes Burkart and Alexander Joos won one of the three first prizes for their work on "Flight curves of table-tennis balls." Pictured here is the ping pong table they worked on.

Discovering talent

Johannes Burkart and Alexander Joos, 19 and 20, were fascinated by topspin.

They would watch how table tennis professionals would put heavy forward spin on their drives, prompting ping pong balls to suddenly curve downward at the end of their flight path, abruptly hit the edge of the table, and jump forward, keeping their opponents on the defensive. That fascination eventually led them to link a training machine with a computer, helping the aspiring physicists to understand and simulate the curve of the flying ball. They discovered that, with enough top-spin, you could theoretically even get a ping pong ball to loop. They also used their results, with the help of professional footballers, to create a perfect formula for curved free kicks, helping to make them one of the winning teams of the EU’s 2006 Contest for Young Scientists.

“Spin” is an important topic in aerodynamics: it is also an important concept in particle physics. When Pratibha Vikas, who currently works in UBS’s risk area, first arrived in Switzerland as a young 22-year old, she had much of Johannes and Alexander’s curiosity. Trained as a physicist and computer scientist in her native India, she was interested in the study of subatomic particles – bits that make up atoms and form the basic building blocks of nature.

This interest brought her to CERN, the world’s largest particle physics center. Founded in 1954 near Geneva, its scientists and researchers have been using a series of ever-larger and more powerful accelerators and colliders to get a better understanding of matter. For Vikas, a young graduate student pursuing a doctorate in physics, it was ideal. CERN’s machines accelerate particles to near light speeds, crash them, and record the results of each collision in detail. After that, sophisticated software reconstructs the collisions for further analysis.

“When I arrived at CERN,” Vikas explains, “they were putting the finishing touches on the Large Electron-Positron collider, also known as the LEP. This was basically a huge circular vacuum chamber, 27 kilometers in circumference, buried underground on the Swiss-French border.”

When the LEP was built, it was the largest civil engineering project in the history of Europe, and the most powerful such accelerator ever built.

“Although at CERN I had gained a lot of experience doing different things,” she says, “from coordinating teams of researchers, to writing software which helped analyze the data, to designing detectors, to crawling in the LEP tunnel pulling cables, I realized that I wanted to use my skills elsewhere. So I started looking for opportunities outside of physics.”

She found just what she was looking for in the world of finance. A friend, also an ex-physicist, gave her resume to UBS, and soon after, she was offered a job. “There are actually a lot of areas of banking where analytical experience is important. At the same time, it’s very much a people business. For me, this was exactly the mix I was looking for,” she says.

Vikas says she has purposely avoided technical jobs at UBS, opting instead for the more people-oriented field of project management. Her previous experience has been valuable, however, in allowing her to understand the technical aspects of finance and IT needed for her projects. “Considering my training as a scientist, I was used to immersing myself in complex subject matter. I was impressed, however, by how much the bank was willing to invest in helping me get up to speed. For example, while I had planned to take some banking courses on my own, UBS instead paid for me to do the executive program at the Swiss Banking School. This greatly broadened my horizons. I could learn about the whole spectrum of banking, about what people really do in their jobs.”

This formal training was supplemented by mentoring inside the organization – “learning the ropes” from her colleagues – as well as self study and on-the-job experience.

“My first job was in the risk management area as a business analyst/project manager for the Group credit risk control data warehouse,” she relates. “This involved learning about credit and country risk and how they are managed. I had to learn how risks are quantified for different products, what the risk mitigants are, and how they are reported and controlled. As we were consolidating and calculating credit and country risk figures for all of UBS, I also needed a deep understanding of the credit risk control systems in place across the firm.”

It was very reminiscent of her physicist days, she says: “It’s really all about gathering, organizing and evaluating a great deal of data. They do a lot of mathematical modeling in risk control, and that’s something I was already very familiar with.”

Since then she’s moved on to work on UBS’s effort to implement the revised capital adequacy framework set out by Basel II. “I had learned a lot about credit risk, and they needed someone with that knowledge,” she says.

But after CERN, can working in a bank really be satisfying? “Definitely,” Vikas says. “I find finance and economics fascinating, and there is plenty of analytical work to do. But here I also get to work with a great deal of people from a diverse set of backgrounds, which has its own challenges. In fact from that perspective, I’d even say it’s more challenging than physics.”

The brains behind banking

Anyone who does not think of banking as an intellectually challenging endeavor would be surprised to find there is plenty of room for physicists, mathematicians, and other highly-educated quantitative and statistical specialists.

Financial markets have become extremely sophisticated and interconnected. Understanding the amount of data produced daily, as well as the complexity of economic dependencies around the globe, requires highly developed analytical skills.

UBS puts a great deal of emphasis on recruiting and developing talented individuals from a wide variety of fields. This is in recognition of the fact that the firm’s intellectual capital may be its most important asset. In 2006, for instance, UBS hired 956 university graduates into one of its graduate or MBA training programs, up 12.5% from 2005.

In Switzerland, UBS offers an apprenticeship program for students in secondary school wishing to specialize in banking or IT. A three-year commercial training program prepares students for banking-related jobs, while an IT apprenticeship teaches application development and systems technology in 18-month theoretical and 30-month practical sessions. IT trainees from other companies, including Swiss Re and the Swiss National Bank, complete the theoretical part of their training at UBS. In 2006, UBS hired 260 apprentices, and in total, around 1,600 young people participated in vocational training. These programs targeted apprentices, apprenticeship graduates, all-round interns and university graduates in our Graduate Training Program.

Effectively managing and developing employees supports our strategic growth ambitions and our corporate values. To achieve that, we have regular performance management and individual development discussions, a culture of meritocracy and diversity, an internal labor market and a broad range of learning and development opportunities.

Moreover, all employees have access to professional, personal, management and business-specific skill development through an ongoing series of educational offerings. An example is the new six-month “Essential Management Skills” development program launched in late 2006. It will train over 1,350 people annually in basic people management skills, knowledge of employment law and a deeper understanding of the firm’s strategy.

2006 Report

The year in review

January

In Canada, UBS announced its decision to acquire full ownership of its subsidiary, UBS Bunting Limited.

A market timing settlement agreement was reached with the New York Stock Exchange, the State of New Jersey and the State of Connecticut with respect to certain short-term trading activity between 2000 and 2002 by clients of several UBS financial advisors. As part of the settlement, UBS paid USD 54 million.

February

UBS announced its acquisition of a share in the Mexican Stock Exchange. This makes UBS, already a member of the exchange with a rented seat, one of only 25 shareholders.

UBS’s Group Executive Board announced its decision to reduce the firm’s CO2 emissions 40% by 2012. The firm plans to achieve this by increasing in-house energy efficiency, purchasing more green energy and offsetting emissions, including those caused by business-related air travel.

March

In view of the growing client demand for Sharia compliant products, UBS decided to fully integrate its Noriba wealth management subsidiary into UBS’s different businesses by the end of 2006.

In Japan, the international wealth management business opened a sub-branch in Osaka, the country’s second largest economic region. This followed the opening of a wealth management office in Tokyo in 2004.

UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF). The transaction resulted in an after-tax gain of CHF387 million.

April

UBS announced that it will acquire the Private Client Branch Network of Piper Jaffray Companies, enhancing its wealth management presence in the Midwest and Western United States.

At the Annual General Meeting, shareholders elected Gabrielle Kaufmann-Kohler and Joerg Wolle to the Board of Directors.

May

The firm announced the acquisition of Brazilian investment bank Banco Pactual S.A., a leading independent investment banking and asset management firm in Brazil.

UBS announces the acquisition of ABN AMRO’s global futures and options business, giving it the necessary scale in the commoditizing exchange traded derivatives market.

June

Dillon Read Capital Management, UBS’s new alternative investment management business, was launched.

The Central Bank of Russia gave UBS a banking license, enabling the firm to expand its businesses in Russia.

UBS was joint financial advisor to Euro-next on its proposed merger with the New York Stock Exchange (NYSE).

UBS officially opened its India Service Centre (ISC) in Hyderabad, India, UBS’s first group-wide offshoring facility.

July
On 10 July 2006, UBS shares were split on a 2-for-1 basis. A par value repayment of 0.60 Swiss francs a share was made on the same day to shareholders for the sale of Private Banks & GAM.

Wealth Management Research correctly predicted Italy as the winner of the World Cup. Its latest update forecasts that the 2010 world champion might come from South America.

August

UBS was joint financial advisor to Anadarko Petroleum on its 23.3 billion US dollar acquisition of Kerr-McGee and Western Gas resources. UBS also provided a 24 billion US dollar bridge loan to finance the transactions. This was the largest bank loan financing ever executed by UBS and one of the largest ever in the US loan market.

UBS was also joint bookrunner on the 11.2 billion US dollar IPO of the Bank of China.

September

UBS announced that it would acquire the branch network of McDonald Investments, a unit of KeyCorp. The acquisition further strengthens UBS’s wealth management presence in the US.

UBS was granted a license to open an office in the Dubai International Financial Centre, enabling the firm to expand its business in the Middle East.

October

The UBS Verbier Festival Orchestra started an international tour across nine countries in Europe, Asia and Australia. The orchestra played in 11 cities, offering UBS’s businesses unique opportunities to meet their clients and prospects.

November

UBS was joint financial advisor and joint lead arranger to Companhia Vale do Rio Doce (CVRD), the world’s leading iron ore miner, on its 19.3 billion US dollar all-cash offer for Canadian-based nickel company Inco.

UBS launched the UBS World Emissions Index, the first index for global markets of emissions allowances.

UBS received approval from the Ministry of Finance to offer banking services in Mexico. The firm plans to begin operations in first quarter 2007. Initially, UBS will offer cash, foreign exchange and debt products to institutional investors in Mexico.

December

UBS again sponsored Art Basel Miami Beach – which has become America’s premier contemporary art fair. The event showcased roughly 200 leading art galleries from around the world, exhibiting an exclusive selection of 20th and 21st century art works by more than 2,000 artists.

UBS’s Wealth Management business won ‘Best Private Bank in Asia’ from FinanceAsia magazine for the fifth consecutive time.

UBS was joint bookrunner on the CHF 2.9 billion IPO of Petroplus Holdings, one of Europe’s leading independent refiners and wholesalers of petroleum products. It was the largest IPO in Switzerland since 2001 and the fourth largest in Europe in 2006.

Corporate governance

Corporate governance – the way that the leadership and management of the firm are organized and how they operate in practice – ultimately aims at leading UBS to success, protecting the interests of its shareholders and creating value for them.

For a full description of corporate governance, see our Handbook 2006/2007.

Management structure

UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Group Chief Executive Officer (Group CEO) are assigned to two different people, thus providing separation of powers. This structure creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is delegated to the Group Executive Board. No member of one Board may be a member of the other.

Board of Directors

The Board of Directors (BoD) is the key body that shareholders rely on for the ultimate direction of the firm and the effective supervision of management. It has ultimate responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels and the definition of the firm’s risk principles and risk capacity.
UBS relies on a Board that combines the experience of former members of UBS senior management with the diverse skills of fully independent external members. While the majority of the Board members are always non-executive and independent, the Chairman and at least one Vice Chairman have executive roles in line with Swiss banking laws, and assume supervisory and leadership responsibilities.
Former UBS executives, with the experience and know-how of complex business activities and processes inherent to a modern global financial services provider, are often in a better position to challenge management decisions. Moreover, as they do not have any significant business commitments outside UBS or external directorships, they have the resources and time necessary to dedicate themselves to their comprehensive responsibilities as UBS Board members.
The executive members of the Board are complemented by a number of fully independent directors, who have the competence and expertise to deal with the wide range of global strategy and business issues that UBS faces. In selecting candidates, UBS also strives for an adequate balance of nationality, mirroring our global presence.

All the members of the BoD are elected individually by the Annual General Meeting for a term of office of three years. The Board itself then appoints its Chairman, the Vice Chairmen and the various Board Committees (Audit Committee, Compensation Committee, Nominating Committee and Corporate Responsibility Committee).

The CVs of the members of the Board of Directors as of 31 December 2006 are included on the following pages.

Group Executive Board

Only committed and effective executive teams can ensure that sustainable value is created for shareholders. The Group Executive Board (GEB) has business management responsibility for UBS and shares a common vision – to be the best global financial services company. Its members, and in particular the Group CEO, are responsible for the implementation and performance of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model, and for the exploitation of synergies across the firm. They are accountable to the Board for the firm’s results.
The GEB comprises the Group CEO, the CEOs of the three Business Groups as well as senior leaders representing major growth businesses and geographic markets. It also includes the heads of the key control functions at UBS – risk, finance and legal – reflecting their importance in the overall success of the firm. The different nationalities of its members also represent the fact that UBS is a truly global firm. Their experience is integral to their understanding and balancing of the different facets of the firm and its complex businesses. The members of the GEB (as of 31 December 2006) are shown before the 2006 results section of this Annual Review.

Compensation for senior executives

Principles

Two related principles govern our senior executive compensation programs (and, indeed, the compensation of all UBS employees): creation of shareholder value and pay for performance. The approval of senior executive compensation follows a rigorous process designed to ensure that no-one participates in any decision affecting his or her own compensation.
With a view to aligning the interests of its management with those of its shareholders, UBS strongly encourages significant levels of stock ownership on the part of its senior executives.
Total compensation for senior executives comprises four elements: base salary, incentive awards, stock option awards and benefits. UBS places a strong emphasis on the variable components of compensation, with the understanding that only superior performance will be rewarded with superior compensation. In 2006, base salaries for senior executives constituted, on average, some 6.5% of total compensation.

50% of the annual incentive award is granted in the form of mandatory deferred UBS shares. They normally vest in equal portions over a period of five years. Discretionary stock option awards reward the individual’s contribution to the overall success of the firm and do not form part of the annual incentive award. Stock options help align executive performance with long-term shareholder interests, since they deliver value only to the degree the share price appreciates more than 10% after the grant.

2006 compensation for executive members of the Board of Directors and the Group Executive Board

Total compensation for the financial year 2006 (base salary, incentive awards, stock options, employer’s contributions to retirement benefit plans, benefits in kind and fringe benefits) for the three executive members of the BoD, and the ten members of the GEB in charge as of 31 December 2006, was CHF 246,832,740. The increase of 10.9% over last year’s compensation figures compares favorably with the increase in attributable profit from continuing operations of 18% (and 19% for the financial businesses). Total incentive awards for 2006 granted to senior executives represented 1.85% of the overall incentive awards distributed to UBS employees as a whole. The ratio of total compensation of all senior executives to UBS’s net profit before tax in 2006 was 1.51% excluding stock options and amounted to 1.68% including stock options based on fair market value. The corresponding ratios in 2005 were 1.55% and 1.71%.

2006 compensation for non-executive members of the Board of Directors

Remuneration of non-executive directors is not dependent on the Group’s financial performance.
They receive a base fee and additional retainers for Committee membership, commensurate with the workload associated. The nine non-executive members of the BoD were paid in aggregate CHF 5,938,753 in cash and restricted shares for the term between the 2006 and 2007 AGMs.

For details on executive and board compensation see our Handbook 2006/2007 or our separate Compensation Report 2006.

Shareholders’ participation rights

UBS fully subscribes to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a great number of individual shareholders, may register an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register.
All registered shareholders are invited to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by either giving instructions to an Independent Proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice, to vote on their behalf.
The Annual General Meeting offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and Group Executive Board, as well as the internal and external auditors, are present to answer these questions. Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

Audit

The Chairman’s Office, the Audit Committee and ultimately the Board of Directors supervise the functioning of audit work. The Audit Committee, on behalf of the Board of Directors, monitors the qualification, independence and performance of the Group Auditors and their lead partners.

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association.
Group Internal Audit provides an independent review of the effectiveness of UBS’s system of internal controls and compliance with key rules and regulations. It has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. To maximize its independence from management, the head of Group Internal Audit reports directly to the Chairman of the Board.

Members of the Board of Directors

Marcel Ospel | Chairman

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich
Marcel Ospel has been Chairman of the Board of Directors of UBS AG since 2001. Prior to this, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was appointed CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987, Mr. Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984, he worked at SBC International London and New York in the Capital Markets division. He began his career at SBC in the Central Planning and Marketing Division in 1977. Mr. Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel and holds an “Honorary Doctor of Laws Degree” from the University of Rochester. He was born on 8 February 1950.

Stephan Haeringer | Executive Vice Chairman, Member of the Corporate Responsibility Committee

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich
Before being elected to the Board of Directors in 2004, Stephan Haeringer was Deputy President of the Group Executive Board, a position he held between 2002 and 2004. Between 2000 and 2002, he was CEO of UBS Switzerland and the Private and Corporate Clients business. In 1998, following the UBS-SBC merger, he was appointed the Division Head of Private and Corporate Clients. He originally joined the former Union Bank of Switzerland in 1967, assuming a broad variety of responsibilities within the firm – among them Chief Executive Officer Region Switzerland, Division Head Private Banking and Institutional Asset Management and Head of the Financial Division. Between 1967 and 1988, Mr. Haeringer was assigned various management roles in the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration, and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr. Haeringer was born on 6 December 1946.

Marco Suter | Executive Vice Chairman, Chairman of the Corporate Responsibility Committee

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich
Marco Suter has been with UBS and its predecessor, Swiss Bank Corporation, since 1974. Between 1999 and 2005, he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the cor-

porate and commercial banking activities of SBC. Prior to that, he held a number of different management roles in Zurich, following various assignments with SBC in St. Gallen, Nyon, Zurich, New York and London. Mr. Suter graduated from the Commercial School in St. Gallen and the American Institute of Banking in New York. He was born on 7 May 1958.

Ernesto Bertarelli | Member of the Nominating Committee

Bemido SA, 2 chemin des Mines, CH-1211 Geneva 20
Since 1996, Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA, Geneva. The company was sold to Merck KGaA, Germany on 5 January 2007. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from the Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Sir Peter Davis | Member of the Compensation Committee

41 Bloomfield Terrace, London, UK-SW1W 8BQ
Sir Peter Davis was Group Chief Executive Officer/Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that, he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury (United Kingdom). Today, he holds several board memberships. Mr. Davis was educated at Shrewsbury School. He graduated from the Chartered Institute of Marketing and holds a Hon LL.D (Doctor of Law) from Exeter University. He was born on 23 December 1941.

Gabrielle Kaufmann-Kohler | Member of the Corporate Responsibility Committee

Schellenberg Wittmer, 15bis rue des Alpes, CH-1201 Geneva 1
Gabrielle Kaufmann-Kohler has been a partner at the Schellenberg Wittmer law firm and a professor of international private law at the University of Geneva since 1996. From 1985 to 1995, she was a partner at the Baker & McKenzie law firm. She is a member of the Geneva Bar (since 1976) and of the New York State Bar (since 1981) and is known worldwide for her expertise in international arbitration. Ms. Kaufmann-Kohler completed her legal studies at the University of Basel in 1977 and received her doctorate from the same institution in 1979. She was born on 3 November 1952.

Rolf A. Meyer | Chairman of the Compensation Committee, Member of the Audit Committee

Heiniweidstrasse 18, CH-8806 Bäch
Rolf A. Meyer has been a member of the Boards of UBS and its predecessor, Union Bank of Switzerland, since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. Today, he holds several board memberships. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration (lic. oec. HSG). He was born on 31 October 1943.

Helmut Panke | Chairman of the Nominating Committee

BMW AG, Petuelring 130, D-80788 Munich
Helmut Panke was Chairman of the Board of Management of BMW AG, Munich, between 2002 and September 2006. He has been with the company since 1982, when he joined as head of Planning and Controlling in the Research and Development Division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996 on. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Today, he holds several board memberships. Mr. Panke graduated from the University of Munich with a doctoral degree in physics (Ph.D.) and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey in Düsseldorf and Munich as a consultant. He was born on 31 August 1946.

Peter Spuhler | Member of the Compensation Committee

Stadler Bussnang AG, Bahnhofplatz, CH-9565 Bussnang
Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 2,500 staff and is an internationally successful light railway vehicle business. Since 1997, Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany.

Mr. Spuhler joined Stadler AG in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

Peter Voser | Member of the Audit Committee

Royal Dutch Shell plc, 2501 AN, NL-The Hague
Peter Voser has been Chief Financial Officer of Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was Chief Financial Officer of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch/Shell Group, holding various assignments in Switzerland, UK, Argentina and Chile. Mr. Voser graduated from the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Lawrence A. Weinbach | Chairman of the Audit Committee

Yankee Hill Capital Management, 300 East 42nd Street,
USA-New York, NY 10017
Lawrence A. Weinbach is a partner of Yankee Hill Capital Management LLC, a private equity firm based in Southport, CT (US). He was Executive Chairman of Unisys Corporation until January 2006. From 1997 to 2004 he was Chairman, President and CEO of Unisys Corporation. From 1961 to 1997 he was with Arthur Andersen/Andersen Worldwide as Managing Partner, and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected a partner of Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Joerg Wolle | Member of the Nominating Committee

DKSH Holding AG, Wiesenstrasse 8, CH-8034 Zurich
Since 2002, Joerg Wolle has been President and CEO of DKSH Holding Ltd. From 2000 until the merger with Diethelm Keller in 2002, he was President and CEO of SiberHegner Holding AG. He completed his studies in engineering in 1983 and received his doctorate in 1987 from the Technical University of Chemnitz in Germany. Joerg Wolle was born on 19 April 1957.

Corporate Responsibility

As a leading financial service firm, one of our main purposes is to create long-term value. We achieve this by providing our clients with value-added products and services, promoting a corporate culture that adheres to high ethical standards, and by generating superior and sustainable returns for our shareholders.

As one of the first companies to join the UN Global Compact in 2000, we firmly believe that sustainable growth and investment for any business also depends on what it does above and beyond what laws and regulations require. It is why we are committed to creating a working environment based on the values of equal opportunity, diversity and meritocracy. We have also adopted measures to protect the environment, we adhere to high social standards and contribute to the communities we are a part of. All our activities are underpinned by our governance structure, which complies with the leading codes of best practice.

For more details on Corporate Responsibility at UBS, please read our Handbook 2006/2007.

Environment

We were also one of the first signatories of the United Nations Environment Program’s Bank Declaration (UNEP Finance Initiative) in 1992, which committed us to integrating appropriate environmental measures into our activities. Today, our efforts to protect the environment, which started in the 1970s, have grown into a well-developed, global environmental management system certified to the ISO 14001 standard covering banking and in-house operations. We consider efficient and sustainable management of our energy requirements, and the measures we have taken to reduce our carbon emissions, as an important factor in being a responsible corporation. In February 2006, we set a target to reduce our carbon emissions in 2012 by 40% from 2004 levels.

Money laundering prevention

Extensive and constant efforts to prevent money laundering and terrorist financing are important contributions to society. The integrity of the financial system is the responsibility of all those involved in it. We take our duties extremely seriously – in protecting both the system at large and our own operations. (For more information see the feature article “A robust framework” in this Annual Review).

Socially responsible investments and carbon markets

UBS has strong expertise in incorporating environmental and social aspects into its research and advisory activities. In addition to financial considerations, socially responsible investments (SRI) put special focus on environmental, social, or ethical criteria. UBS itself started offering SRI products in 1997.

Our Global Asset Management business offers a wide range of SRI products to both private and institutional investors. In Switzerland and Japan, we use an approach that actively selects the best performers in each industry on environmental and social criteria. The SRI funds use both our SRI and mainstream research platforms to construct a portfolio of leading SRI stocks. In the US, Global Asset Management manages various institutional accounts that exclude certain companies or sectors using “negative” screening criteria. In the UK, Global Asset Management seeks to influence the corporate responsibility and corporate governance performance of the companies it invests in. UBS’s open architecture also allows clients to invest in SRI products from third party providers.
In the Investment Bank, UBS has a well-established SRI research team that produces original research on areas of increasing or diminishing risk, organizes conferences and collaborative research by analysts about emerging SRI themes, and quantifies the effects on share prices of companies with exposure to such issues. In 2006, the Investment Bank launched the world’s first biofuel index – the UBS Diapason Global Biofuel Index, and the world’s first emissions index – the UBS World Emissions Index.
In 2006, a focus of Global Wealth Management & Business Banking was the full integration of SRI-products into the UBS Client Experience framework.
The UBS Climate Change Strategy Certificate, an actively managed basket of around 20–25 stocks, was launched in February 2007 from existing capabilities in the investment banking and asset management businesses. The Certificate gives investors access to innovative companies that develop solutions to fight climate change. The investment areas are energy production (renewable energy and cleaner energy) and energy efficiency (in buildings, in transport and in industrial processes and products).

Peter A. Wuffli
Group Chief Executive Officer

Huw Jenkins
Chairman and CEO, Investment Bank

Marcel Rohner
Deputy Group CEO,
Chairman and CEO, Global Wealth
Management & Business Banking

Walter Stuerzinger
Group Chief Risk Officer

Peter Kurer
Group General Counsel

Clive Standish
Group Chief Financial Officer

John A. Fraser
Chairman and CEO,
Global Asset Management

Raoul Weil
Head Wealth Management International

Mark B. Sutton
Chairman and CEO, Americas
(retired on 1 January 2007)

Rory Tapner
Chairman and CEO, Asia Pacific

UBS key facts

	As of or for the year ended		% change from
	31.12.06	31.12.05	31.12.05

Financials

Operating income (CHF million)[1]	47,171	39,896	18

Net profit attributable to UBS shareholders (CHF million)[1]	11,249	9,442	19

Invested assets (CHF billion)	2,989	2,652	13

Tier 1 ratio (%)[2]	11.9	12.8

Economic

Tax expense (CHF million)[3]	2,751	2,785	(1)

Distribution to shareholders (dividends & buybacks) (CHF million)	5,889	6,702	(12)

Salaries & bonuses (CHF million)	19,076	15,930	20

Social & environmental

Personnel (FTE)[3]	78,140	69,569	12

Women in ranked positions (% of total officer population)	25.5	22.1	18

Corporate charitable donations (incl. disaster relief efforts) (CHF million)	38	45	(16)

Volunteering hours spent by employees	53,679	N/A

CO2 emissions (tons)	293,169	372,184	(21)

Long-term ratings and benchmarks

Fitch, London	AA+	AA+

Moody’s, New York	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+

Dow Jones Sustainability Index[4]	✓	✓

FTSE4Good[4]	✓	✓

Climate Leadership index[4]	✓	✓

Interbrand: rank among 100 most valuable global brands	42	44

1 Financial Businesses results from continuing operations.  2 Includes hybrid Tier 1 capital.  3 Excludes Industrial Holdings.  4 ✓ Indicates UBS is included in the index.

All share and earnings per share figures throughout the report, unless otherwise mentioned, reflect the 2-for-1 share split made on 10 July 2006.

Highlights
financial performance 2006

2006 net profit attributable to UBS shareholders of CHF 12,257 million.

Net profit from continuing operations in the financial businesses was CHF 11,249 million, up 19% from 2005.

Total net new money for 2006 of CHF 152 billion, representing a growth rate of 6% from the level of invested assets at the end of 2005. Our wealth management businesses contributed more than two thirds to the increase.

Return on equity from continuing operations for 2006 was 26.5%, down slightly from 27.7% a year earlier.

2006 diluted EPS from continuing operations was CHF 5.58, up 20% from CHF 4.66 a year earlier.

UBS results

Results

In 2006, attributable profit was CHF 12,257 million, down 13% from CHF 14,029 million a year earlier, which included a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 11,253 million to attributable profit, of which CHF 11,249 million was from continuing operations. This was an improvement of 19% from CHF 9,442 million in 2005. Discontinued operations contributed CHF 4 million. Industrial Holdings added CHF 1,004 million to attributable profit, with CHF 242 million stemming from continuing operations.

Shareholder distributions

The Board of Directors will recommend a total payout of CHF 2.20 a share for the 2006 financial year at the Annual General Meeting (AGM) on 18 April 2007 in Zurich. Subject to

shareholder approval, this is a 16% increase on the total payout last year, which included a par value repayment of CHF 0.30 a share. It is 38% higher than last year’s regular dividend of CHF 1.60 a share.

New buyback program

In March 2007, UBS’s seventh consecutive annual share buy-back program will end. This will be succeeded, pending shareholder approval, by a new three-year second-line repurchase program with a maximum limit of 10% of shares issued. At the current share price, this would represent a maximum total of approximately CHF 16 billion. This underlines our long-term approach to managing UBS capital. The three-year period is an extended commitment showing a continued disciplined approach to shareholder returns. It also gives us the flexibility to deploy capital for our first priority - the growth of UBS’s business. We will both make further add-on acquisitions if appropriate opportunities arise and keep investing in the organic growth of our business.

Income statement
	For the year ended
CHF million, except per share data	31.12.06	31.12.05	% change from

Continuing operations

Interest income	87,401	59,286	47

Interest expense	(80,880)	(49,758)	63

Net interest income	6,521	9,528	(32)

Credit loss (expense)/recovery	156	375	(58)

Net interest income after credit loss expense	6,677	9,903	(33)

Net fee and commission income	25,881	21,436	21

Net trading income	13,318	7,996	67

Other income	1,596	1,122	42

Revenues from industrial holdings	693	675	3

Total operating income	48,165	41,132	17

Personnel expenses	23,671	20,148	17

General and administrative expenses	8,116	6,632	22

Depreciation of property and equipment	1,263	1,261	0

Amortization of intangible assets	153	131	17

Goods and materials purchased	295	283	4

Total operating expenses	33,498	28,455	18

Operating profit from continuing operations before tax	14,667	12,677	16

Tax expense	2,786	2,471	13

Net profit from continuing operations	11,881	10,206	16

Discontinued operations

Operating profit from discontinued operations before tax	856	5,060	(83)

Tax expense/(benefit)	(13)	576

Net profit from discontinued operations	869	4,484	(81)

Net profit	12,750	14,690	(13)

Net profit attributable to minority interests	493	661	(25)

from continuing operations	390	430	(9)

from discontinued operations	103	231	(55)

Net profit attributable to UBS shareholders	12,257	14,029	(13)

from continuing operations	11,491	9,776	18

from discontinued operations	766	4,253	(82)

Earnings per share

Basic earnings per share (CHF)	6.20	6.97	(11)

from continuing operations	5.81	4.85	20

from discontinued operations	0.39	2.12	(82)

Diluted earnings per share (CHF)	5.95	6.68	(11)

from continuing operations	5.58	4.66	20

from discontinued operations	0.37	2.02	(82)

Balance sheet

CHF million	31.12.06	31.12.05	% change from

Assets

Cash and balances with central banks	3,495	5,359	(35)

Due from banks	50,426	33,644	50

Cash collateral on securities borrowed	351,590	288,435	22

Reverse repurchase agreements	405,834	404,432	0

Trading portfolio assets	627,036	499,297	26

Trading portfolio assets pledged as collateral	251,478	154,759	62

Positive replacement values	328,445	333,782	(2)

Financial assets designated at fair value	5,930	1,153	414

Loans	312,521	279,910	12

Financial investments available-for-sale	8,937	6,551	36

Accrued income and prepaid expenses	10,361	8,918	16

Investments in associates	1,523	2,956	(48)

Property and equipment	6,913	9,423	(27)

Goodwill and other intangible assets	14,773	13,486	10

Other assets	17,249	16,243	6

Total assets	2,396,511	2,058,348	16

Liabilities

Due to banks	203,689	124,328	64

Cash collateral on securities lent	63,088	59,938	5

Repurchase agreements	545,480	478,508	14

Trading portfolio liabilities	204,773	188,631	9

Negative replacement values	332,533	337,663	(2)

Financial liabilities designated at fair value	145,687	117,401	24

Due to customers	570,565	466,907	22

Accrued expenses and deferred income	21,527	18,791	15

Debt issued	190,143	160,710	18

Other liabilities	63,251	53,837	17

Total liabilities	2,340,736	2,006,714	17

Equity

Share capital	211	871	(76)

Share premium	9,870	9,992	(1)

Net income recognized directly in equity, net of tax	815	(182)

Revaluation reserve from step acquisitions, net of tax	38	101	(62)

Retained earnings	49,151	44,105	11

Equity classified as obligation to purchase own shares	(185)	(133)	(39)

Treasury shares	(10,214)	(10,739)	5

Equity attributable to UBS shareholders	49,686	44,015	13

Equity attributable to minority interests	6,089	7,619	(20)

Total equity	55,775	51,634	8

Total liabilities and equity	2,396,511	2,058,348	16

Balance sheet

UBS’s total assets stood at CHF 2,396.5 billion on 31 December 2006, up from CHF 2,058.3 billion on 31 December 2005. The increase was driven by the growth in the trading portfolio (up CHF 225 billion), collateral trading (up CHF 65 billion) and the lending portfolio (up CHF 33 billion), while positive and negative replacement values were each down CHF 5 billion. Currency movements against the Swiss franc (mainly the 7% depreciation of the US dollar) partly offset these rises. Total liabilities rose due to higher borrowing (up CHF 241 billion), collateral trading liabilities (up CHF 70 billion) and trading liabilities (up CHF 16 billion). At CHF 49.7 billion on 31 December 2006, equity attributable to UBS shareholders increased by CHF 5.7 billion from 2005. The increase reflects attributable net profit of CHF 12.3 billion, partially offset by dividend payments and share repurchases.

Letter from Group Auditors

As auditors of the group we have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as Swiss Auditing Standards, the consolidated balance sheets of UBS AG as of 31 December 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2006 and the notes thereto, from which the summarized consolidated financial statements were derived. In our report dated 10 March 2007 (see UBS Financial Report, pages 80 and 81), we expressed an unqualified opinion on those consolidated financial statements which are prepared in accordance with International Financial Reporting Standards.

In our opinion, the summarized consolidated financial statements on pages 41 to 42 of the Annual Review are consistent, in all material respects, with the consolidated financial statements from which they were derived and on which we expressed an unqualified opinion.

For a more comprehensive understanding of the group’s financial position and the results of its operations for the period and of the scope of our audit, the summarized consolidated financial statements should be read in conjunction with the consolidated financial statements from which they were derived and our audit report thereon.

Basel, 10 March

2007 Ernst & Young Ltd

Andrew McIntyre | Chartered Accountant	Dr. Andreas Blumer | Swiss Certified Accountant
in charge of the audit

Performance indicators

	For the year ended
	31.12.06	31.12.05

RoE (%)[1,2]

as reported	28.2	39.7

from continuing operations	26.5	27.7

Diluted EPS (CHF)[3]

as reported	5.95	6.68

from continuing operations	5.58	4.66

Cost/income ratio of the financial businesses (%)[4,5]	69.7	70.1

Net new money, financial businesses (CHF billion)[6]	151.7	148.5

1 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less proposed distributions.  2 RoE as reported and from continuing operations reflects the adjusted Equity attributable to UBS shareholders. For more information see note 1 to the financial statements in the Financial Report 2006.  3 Details of the EPS calculation can be found in note 8 to the financial statements in the Financial Report 2006.  4 Excludes results from industrial holdings.  5 Operating expenses/operating income less credit loss expense or recovery.  6 Excludes interest and dividend income.

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Our results discussion and analysis comments on the underlying operational performance of our business, and focuses on continuing operations. As discontinued activities are no longer relevant to our management of the company, we do not consider them as indicative of our future potential performance. They are therefore not included in our business planning decisions. This helps to better assess our performance against peers and to estimate future growth potential.

In the last two years, two discontinued items had a significant impact on our consolidated financial statements:

In fourth quarter 2005, we sold our Private Banks & GAM unit to Julius Baer. The unit comprised the Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin private banks as well as specialist asset manager GAM. After the sale, we retained a stake of 20.7% in the new Julius Baer.
On 23 March 2006, we sold our 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF).

Performance against targets

For the last seven years, we have consistently focused on four performance indicators designed to ensure we deliver continually improving returns to our shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost/income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators 2006 show:
–	return on equity in full-year 2006 at 26.5%, down from 27.7% in 2005, but well above our target of a 20% minimum over the cycle. Higher attributable profit was offset by an increase in average equity following strong retained earnings.
–	diluted earnings per share in 2006 at CHF 5.58, up 20% from CHF 4.66 a year ago, reflecting increased earnings and a slight reduction in the average number of shares outstanding (–2%) following share repurchases.

–	a cost/income ratio for our financial businesses of 69.7% in 2006, down 0.4 percentage points from 70.1% a year ago. This reflects the increase in net trading income and net fee and commission income, largely offset by higher personnel and general and administrative expenses. We have added over 8,500 employees during the last year in areas where we see long-term strategic opportunities.
–	net new money of a record CHF 151.7 billion, up from CHF 148.0 billion a year earlier, corresponding to an annual growth rate of 5.7% of the asset base at the end of 2005. Inflows remained strong worldwide. Wealth Management International & Switzerland recorded inflows of CHF 97.6 billion during the year, driven by consistently strong inflows in Asia Pacific and Europe as a result of our growth strategy. Our US business contributed CHF 15.7 billion in net new money, CHF 11.2 billion below 2005 levels. Global Asset Management inflows fell to CHF 37.2 billion, down from the strong CHF 49.5 billion result a year earlier. The Swiss retail business recorded net new money inflows of CHF 1.2 billion.

Results financial businesses

Income statement[1]
	As of or for the year ended
CHF million, except where indicated	31.12.06	31.12.05	% change from

Continuing operations

Interest income	87,401	59,286	47

Interest expense	(80,880)	(49,758)	63

Net interest income	6,521	9,528	(32)

Credit loss (expense)/recovery	156	375	(58)

Net interest income after credit loss expense	6,677	9,903	(33)

Net fee and commission income	25,881	21,436	21

Net trading income	13,318	7,996	67

Other income	1,295	561	131

Total operating income	47,171	39,896	18

Cash components	21,282	18,275	16

Share-based components[2]	2,187	1,628	34

Total personnel expenses	23,469	19,903	18

General and administrative expenses	7,929	6,448	23

Services to/from other business units	(9)	(14)	36

Depreciation of property and equipment	1,245	1,240	0

Amortization of intangible assets	148	127	17

Total operating expenses	32,782	27,704	18

Operating profit from continuing operations before tax	14,389	12,192	18

Tax expense	2,751	2,296	20

Net profit from continuing operations	11,638	9,896	18

Discontinued operations

Profit from discontinued operations before tax	4	4,564	(100)

Tax expense	0	489	(100)

Net profit from discontinued operations	4	4,075	(100)

Net profit	11,642	13,971	(17)

Net profit attributable to minority interests	389	454	(14)

from continuing operations	389	454	(14)

from discontinued operations	0	0

Net profit attributable to UBS shareholders	11,253	13,517	(17)

from continuing operations	11,249	9,442	19

from discontinued operations	4	4,075	(100)

Additional information

Personnel (full-time equivalents)	78,140	69,569	12

1 Excludes results from industrial holdings.  2 Additionally includes social security contributions and expenses related to alternative investment awards.

Results

On a continuing basis, our 2006 result was the best ever, with all our businesses reporting a stronger performance than a year earlier. Attributable net profit in 2006 was

CHF 11,253 million. Discontinued operations contributed CHF 4 million, compared with CHF 4,075 million in 2005, when we sold Private Banks & GAM. Net profit from continuing operations was CHF 11,249 million, up 19% from CHF 9,442 million in 2005.

Operating income
Total operating income was CHF 47,171 million in 2006, up 18% from CHF 39,896 million in 2005. This was the highest level ever.

Net interest income was CHF 6,521 million in 2006, down from CHF 9,528 million a year earlier. Net trading income was CHF 13,318 million, up from CHF 7,996 million in 2005.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income).
Net income from trading activities increased by 15% to CHF 13,119 million in 2006. At CHF 4,759 million, equities trading income in 2006 was up 21%. Last year saw a large increase in derivatives, prime brokerage and proprietary business revenues. These gains were partially offset by lower revenues in our cash equity business. Fixed income trading revenues were up 8% in 2006, driven by increases in rates, metals and credit fixed income. This was partially offset by lower derivatives income due to declines in customer flows. At CHF 1,745 million, revenues from our foreign exchange business were up in 2006 compared with CHF 1,458 million recorded a year earlier.
Net income from interest margin products increased 9% to CHF 5,829 million, reflecting the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to Swiss clients. The wealth management business in the US achieved higher levels of deposits, and benefited from higher spreads on them. This was partially offset by lower income from our shrinking Swiss recovery portfolio.
At CHF 891 million, net income from treasury and other activities in 2006 was 19% higher than in 2005. Interest income increased due to a higher consolidated capital base. Compared with last year, income benefited from mark-to-market gains on USD foreign exchange options used to hedge the currency exposure arising from future earnings. The US dollar fell against the Swiss franc in 2006.
In 2006, we experienced a net credit loss recovery of CHF 156 million, compared with a net credit loss recovery of CHF 375 million in 2005. This result reflects a prolonged period of favorable credit market conditions. World economic growth continued to be robust, despite a moderate slowdown in the US.
In 2006, net fee and commission income increased 21% to CHF 25,881 million. The increase was driven by a strong contribution from recurring asset-based fees, higher investment fund fees and net brokerage fees, rising underwriting fees as well as corporate finance fees.
Other income increased by 131% to CHF 1,295 million in 2006 from CHF 561 million in 2005. This was driven by gains on our New York Stock Exchange membership seats, which were exchanged into shares when it went public in March 2006. In addition, we sold our stakes in the London Stock Exchange, Babcock & Brown and the EBS Group.

Operating expenses

Total operating expenses increased by 18% to CHF 32,782 million in 2006.
Personnel expenses increased by 18% to CHF 23,469 million in 2006. The rise was driven by higher performance-related compensation, reflecting the better performance in all our businesses. Salary expenses rose due to the 12% increase in personnel over the year, exemplifying the continuous expansion of our business as well as annual pay rises. Share-based components were up 34% to CHF 2,187 million, mainly reflecting higher share awards granted in 2006 and the higher fair value of options, driven by the rise in the share price. Insurance and social security contributions rose by 9% to CHF 1,374 million in 2006, reflecting higher salary and bonus payments. Contributions to retirement benefit plans rose 13% to CHF 802 million in 2006 as a result of both higher salaries paid and the increased staff levels. At CHF 1,564 million in 2006, other personnel expenses increased CHF 174 million from 2005, mainly driven by increased headcount.
At CHF 7,929 million in 2006, general and administrative expenses increased CHF 1,481 million from a year earlier. The increase was driven by a number of provisions, mainly for the Sumitomo settlement and the long term lease on an office building in New Jersey. Professional fees rose for projects that support our growth strategy. IT and other outsourcing costs, marketing and public relations as well as expenses for market data services were driven up by increased business volume. Higher staff levels resulted in increased costs for occupancy and for travel.
Depreciation was CHF 1,245 million in 2006, almost unchanged from CHF 1,240 million in 2005. Higher depreciation on real estate was partially offset by falling IT-related charges.
At CHF 148 million, amortization of other intangible assets was up 17% from a year earlier, related to the acquisitions during 2006.
Tax expense for 2006 was CHF 2,751 million, resulting in an effective tax rate of 19.1%, compared with the full-year 2005 tax rate of 18.8%.

Personnel

The number of people employed in our financial businesses was 78,140 on 31 December 2006, up 8,571, or 12%, from 69,569 on 31 December 2005. Staff levels rose in all business groups, driven by further business expansion in our core businesses. Some of the increase in personnel was also due to the inclusion of employees from Pactual, Piper Jaffray and ABN AMRO.

Global Wealth Management & Business Banking

Wealth Management International & Switzerland

In 2006, pre-tax profit, at a record CHF 5,203 million, was up 25% compared with 2005. This increase reflects higher asset-based fees, benefiting from a buoyant market and net new money inflows, as well as rising interest income, a reflection of higher volumes in our Lombard lending business. At the same time, operating expenses, up 15% in 2006 from 2005, also rose as our business expanded. Expenses for services from other business units were up from last year, mainly due to higher information technology charges. Personnel expenses rose 22% mainly due to the hiring of an additional 2,009 employees.

In 2006, net new money was a record CHF 97.6 billion, compared with CHF 68.2 billion in 2005. This outstanding result reflected increases in all geographical regions throughout the year, particularly in Asia Pacific and Europe, both a result of our growth strategy.
Invested assets, at CHF 1,138 billion on 31 December 2006, were up 16% from CHF 982 billion a year earlier, mainly reflecting the strong inflow of net new money and rising financial markets, with CHF 4.8 billion coming from new assets gained from acquisitions we integrated in 2006. This increase was partially offset by negative currency effects. Approximately 36% of invested assets were denominated in US dollars at the end of 2006.
The gross margin on invested assets was 103 basis points in 2006, up one basis point from 102 basis points a year earlier, as the increase in recurring margin due to higher fee income and increased Lombard lending was partly offset by a lower non-recurring margin.

The cost/income ratio improved to 51.7% in 2006 from 53.7% a year earlier. The cost/income ratio has improved for the fourth consecutive year despite the rise in costs in pursuit of our global expansion strategy.

Wealth Management US

In 2006, we reported a pre-tax profit of CHF 582 million compared with CHF 312 million in 2005. In US dollar terms, performance in 2006 was up 86% from 2005.

Total operating income was CHF 5,863 million, up 14% compared with CHF 5,156 million in 2005, primarily due to strong growth in recurring income based on higher levels of assets. Total operating expenses rose to CHF 5,281 million in 2006 from CHF 4,844 million in 2005, reflecting higher personnel costs and general and administrative expenses, both also related to strategic growth initiatives in support of our business and the Piper Jaffray private client branch network inclusion. Costs were up due to the New Jersey office provision that was made after the decision to sublet unused office space instead of occupying it ourselves. This was offset by a lower impact of litigation provisions compared with 2005.
The inflow of net new money in 2006 was CHF 15.7 billion, down 42% from CHF 26.9 billion in 2005. Including interest and dividends, net new money in 2006 was CHF 37.9 billion, down from CHF 45.2 billion a year earlier. Although the result was lower, the inflow of net new money compared favorably with peers in terms of growth rate relative to the asset base.
Wealth Management US had CHF 824 billion in invested assets on 31 December 2006, up 10% from CHF 752 billion

Business Group/Business Unit reporting
	Wealth Management						Global Wealth
	International &		Wealth		Business Banking		Management &
CHF million, except where indicated	Switzerland		Management US		Switzerland		Business Banking
As of or for the year ended	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05

Total operating income	10,798	9,011	5,863	5,156	5,270	5,071	21,931	19,238

Total operating expenses	5,595	4,850	5,281	4,844	2,914	2,882	13,790	12,576

Business Group/Business Unit performance before tax	5,203	4,161	582	312	2,356	2,189	8,141	6,662

Net new money (CHF billion)	97.6	68.2	15.7	26.9	1.2	3.4	114.5	98.5

Invested assets (CHF billion)	1,138	982	824	752	161	153	2,123	1,887

Personnel (full-time equivalents)	13,564	11,555	18,557	17,034	15,913	16,023	48,034	44,612

on 31 December 2005. The increase was due to the strong market performance in 2006 as well as to the inclusion of the private client branch network of Piper Jaffray, adding CHF 54 billion of invested assets on a net basis.

The gross margin on invested assets was 76 basis points in 2006, up from 75 basis points in 2005. The increase is the result of revenues outpacing the increase in average invested asset levels over the year.
The cost/income ratio was 90.1% for 2006, compared with 93.9% in 2005. The decrease in the cost/income ratio reflects higher operating income due to strong growth in recurring income, partially offset by a rise in expenses mainly reflecting higher personnel costs in support of growth initiatives and the integration of the Piper Jaffray private client branch network.

Business Banking Switzerland

Pre-tax profit in 2006, at a record level of CHF 2,356 million, was CHF 167 million or 8% above the result achieved in 2005. This was mainly due to income growth. In 2006, non-interest income rose due to higher asset-based and brokerage fees, while personnel expenses decreased, reflecting the outsourcing of our Swiss facility management activities. The result shows the continued tight management of our cost base. The business also recorded an adjusted expected credit loss recovery of CHF 185 million.

Net new money was CHF 1.2 billion in 2006, CHF 2.2 billion lower than the inflow of CHF 3.4 billion in 2005, due to a decrease in inflows from existing clients, combined with transfers of client assets from discretionary to custody mandates.
Invested assets rose to CHF 161 billion in 2006 from CHF 153 billion a year earlier. Over the course of 2006, we transferred CHF 8.2 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the development of client relationships.
In 2006 the cost/income ratio stood at 57.3%, 0.9 percentage points lower than the previous year’s ratio of 58.2%, as the rise in income outpaced the increase in expenses.
Business Banking Switzerland’s gross lending portfolio was CHF 143.4 billion on 31 December 2006, up 1% from the previous year, due to an increase in volumes of private client mortgages, which more than offset the ongoing reduction of our recovery portfolio, which fell to CHF 2.6 billion from CHF 3.3 billion a year earlier.

Facts & figures on
Wealth Management

We have more than 140 years of experience in wealth management. With CHF 1,962 billion in invested assets, we are the leading global wealth manager.

Our international and Swiss wealth management business has CHF 1,138 billion in invested assets and employs more than 4,700 client advisors. In the US, we are one of the leading wealth management firms with invested assets of CHF 824 billion and over 7,800 financial advisors.

Our client advisors combine strong personal relationships with the resources that are available from across UBS, helping them provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking.

Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

Facts & figures on
Business Banking Switzerland

We are the market leader in Switzerland, providing a complete set of banking and securities services for individual and corporate clients.

We serve around 2.7 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships.

We also service around 137,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.

Our 1,253 automated teller machines (ATMs) and 301 branches across Switzerland provide a network that is wider than that of any of our domestic competitors.

Global Asset Management

We had a very strong full-year result in 2006. Pre-tax profit in 2006 was CHF 1,392 million, up from CHF 1,057 million a year earlier. Compared with 2005, the increase reflects higher management fees in all businesses and alternative and quantitative investments’ performance fees. The result was partly offset by higher operating expenses, reflecting increased staffing, performance-related compensation and investments in strategic initiatives and IT projects. For 2006, the cost/income ratio was 56.8%, a decrease of 0.7 percentage points from 2005.

In 2006, operating income was a record CHF 3,220 million, up 29% from a year earlier. Institutional revenues were up 36%, and wholesale intermediary revenues rose 22%, both benefiting from higher management fees in most investment areas, inflows of net new money, and higher markets.
In 2006, operating expenses increased by 28% from 2005. Personnel expenses were 52% above 2005 and general and administrative expenses increased by 31%, mainly due to investments in strategic initiatives. Other business units were charged CHF 105 million compared with the net charges from other business units of CHF 116 million a year earlier, mainly reflecting higher net charge-outs to the Investment Bank for investment management services provided by Dillon Read Capital Management (see facts and figures on Global Asset Management below).

Institutional invested assets were CHF 519 billion on 31 December 2006, up 18% from a year earlier, reflecting positive market performance (mainly in equities), strong net new money inflows and the inclusion of Pactual. In 2006, net new money inflows were CHF 29.8 billion, up significantly from the CHF 21.3 billion recorded in 2005. Strong inflows were reported in most asset classes, partly offset by outflows from equity mandates.
Invested assets for wholesale intermediaries were CHF 347 billion on 31 December 2006, up 7% from a year earlier, reflecting positive market performance, net new money inflows and the inclusion of Pactual. In 2006, net new money was CHF 7.4 billion, down from CHF 28.2 billion a year earlier. In 2005, net new money inflows resulted from the large number of product launches across all major asset classes. In 2006 we experienced outflows in fixed income and equities while continuing to experience inflows into multi-asset funds.

Business Group reporting
	As of or for the year ended
CHF million, except where indicated	31.12.06	31.12.05

Total operating income	3,220	2,487

Total operating expenses	1,828	1,430

Business Group performance before tax	1,392	1,057

Net new money – institutional (CHF billion)	29.8	21.3

of which: money market funds – institutional (CHF billion)	11.0	(3.0)

Invested assets – institutional (CHF billion)	519	441

of which: money market funds – institutional (CHF billion)	28	16

Net new money – wholesale intermediary (CHF billion)	7.4	28.2

of which: money market funds – wholesale intermediary (CHF billion)	(2.5)	(9.7)

Invested assets – wholesale intermediary (CHF billion)	347	324

of which: money market funds – wholesale intermediary (CHF billion)	59	62

Personnel (full-time equivalents)	3,436	2,861

Facts & figures on
Global Asset Management

We are one of the world’s leading investment managers, providing traditional, alternative investment and real estate solutions to private, institutional and corporate clients, and through financial intermediaries.

Our main offices are in Basel, Chicago, Frankfurt, Grand Cayman, Hartford, Hong Kong, London, Luxembourg, New York, Rio de Janeiro, Sydney, Tokyo, Toronto and Zurich. We have just under 3,500 employees located in 23 countries.

The equities investment area covers a range of styles and capabilities that meet a wide spectrum of client risk and return requirements.

The fixed income area offers a diverse spectrum of global and local market-based investment strategies.

Alternative and quantitative investments has two primary business lines – a multi-manager (or fund of hedge funds) business and a single manager business.

The global real estate business invests in properties in Europe, Japan and the US and in publicly traded real estate securities worldwide. In 2006, we established Dillon Read Capital Management (DRCM), UBS’s new alternative investment management business within Global Asset Management. DRCM launched its first outside investor fund in November 2006.

Investment Bank

This was our most profitable year ever. Pre-tax profit in 2006 was CHF 5,943 million, up 15% from 2005. Total operating income in 2006 was CHF 21,787 million, up 25% from CHF 17,484 million a year earlier.

Equities revenues were up 35% from 2005. Overall, cash equity revenues were higher, with results benefiting from positive market conditions generating strong revenues in emerging markets. Increased cash commissions were partially offset by greater facilitation requirements from our clients. Revenues in our derivatives business increased globally due to higher business demand. Equity capital market revenues rose with increased capital raising activities. Prime brokerage services continued to grow as client numbers and balances increased. Exchange-traded derivatives revenues rose, boosted by the impact of the acquisition of ABN AMRO’s global futures and options business towards the end of the year. Our proprietary as well as our equity-linked businesses also contributed higher returns compared with the previous year.
Fixed income, rates and currencies revenues were up 14% from a year earlier. Revenues in the rates business were up against the prior year as a result of higher revenues in energy trading and mortgage backed securities, partially offset by lower income from derivatives. Credit fixed income saw strong growth in structured credit and secondary loan activity. Syndicated finance also recorded higher income, as the business benefited from increased market activity. Credit default swaps hedging loan exposures recorded a loss of CHF 245 million compared with gains of CHF 103 million a year earlier. While municipal securities revenues were lower in 2006, the foreign exchange and cash collateral trading business, especially the metals business, saw a significant increase in revenues.

Investment banking revenues increased 31% from CHF 2,506 million a year earlier. This reflected growth in each region, especially in Asia. The debt and equity capital markets groups reported significant gains over the prior year. Our leveraged finance franchise continued to grow, demonstrating our strengthened commitment to this part of the business. Revenues from the advisory business also increased compared with last year, as clients took advantage of strategic opportunities.

Operating expenses rose by CHF 3,541 million to CHF 15,844 million in 2006, a 29% increase from CHF 12,303 million a year earlier.
Personnel expenses increased 23% from a year earlier, reflecting an increase in bonus accruals and additional salaries due to higher staff levels. Share-based compensation rose 30% from the prior year as a result of higher share awards in 2006, and the increased fair value of options granted in 2006 – driven by the rise in UBS’s share price. The full-year compensation ratio, at 52.3%, fell 0.8 percentage points between 2005 and 2006. Higher revenues more than offset higher performance-related compensation and increased staff levels.
General and administrative expenses were up 47% from 2005. In 2006, we recorded a number of new provisions. IT and other outsourcing costs as well as professional fees rose, driven by higher project spending in support of future business growth in fixed income, prime brokerage and emerging markets. Administration, travel and entertainment and, to a lesser extent, occupancy expenses, also increased.
Charges from other business units increased to CHF 956 million in 2006 from CHF 640 million in 2005. The rise reflects the charges by Global Asset Management for managing the Investment Bank’s funds invested in DRCM as well as higher charges from ITI (IT infrastructure unit) as a result of the increased levels of staff.

Business Group reporting
	As of or for the year ended
CHF million, except where indicated	31.12.06	31.12.05

Total operating income	21,787	17,484

Total operating expenses	15,844	12,303

Business Group performance before tax	5,943	5,181

Personnel (full-time equivalents)	21,899	18,174

Facts & figures on the
Investment Bank

We are one of the world’s leading investment banking and securities firms, providing a full range of products and services to corporate and institutional clients, governments, financial intermediaries and alternative managers.

Our headquarters are in London and New York. We employ roughly 21,900 people in 36 countries around the world, with our business run on a global basis and organized into the three distinct areas of equities, fixed income rates and currencies, and investment banking.

With one in nine shares traded globally handled by UBS, we are a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products.

Our equity research supplies independent assessments of the prospects of approximately 3,200 companies (corresponding to some 87% of world market capitalization) across most industry sectors, and all geographical regions, as well as economic, strategy, quantitative and derivative research.

Our fixed income, rates and currencies business delivers a broad range of products and solutions to corporate and institutional clients in all major markets. We offer our clients global service in our five major business lines of credit fixed income, rates, commodities, municipal securities and foreign exchange and cash and collateral trading.

In the investment banking business, we provide a range of first-class advice and execution services to corporations, financial sponsors and hedge funds. Our advisory group assist both public and private companies in multiple aspects of a transaction including negotiations, structuring, coordination of due diligence process, company valuations and drafting of both internal and external communication materials.

Industrial Holdings

Our private equity investments were moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The sale of UBS’s 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), which was included in this segment, was successfully completed on 23 March 2006. The sale price was set at approximately CHF 1,295 million. The disposal gain of CHF 387 million and the operating result of CHF 71 million realized during the quarter before the deal closed are reported as discontinued operations after tax. All prior periods have been restated accordingly.
In 2006, the Industrial Holdings segment reported a net profit of CHF 1,108 million, of which CHF 1,004 million was attributable to UBS shareholders.

In 2006, we completed the sale of four fully consolidated investments. The realized divestment gains are presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect these divestments.

In 2006, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 391 million. The level of financial investments available-for-sale fell to CHF 344 million on 31 December 2006 from CHF 744 million a year earlier, due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 861 million in 2006 from CHF 1,008 million in 2005, reflecting revaluations and successful divestments. Unfunded commitments on 31 December 2006 were CHF 227 million, down from CHF 367 million at the end of December 2005.

Sources of information

This Annual Review 2006 is available in English, German, French, Italian, Chinese and Japanese. (SAP No. 80530).

The Handbook 2006/2007 contains a detailed description of UBS, its strategy, organization, businesses, employees and corporate governance. The risk management chapter includes detailed information on credit, market and operational risk and a separate chapter explains Treasury’s interest rate, currency, liquidity and funding management activities. It is available in English and German. (SAP No. 80532).

The Financial Report 2006 contains our audited financial statements for the year 2006 and related detailed analysis. It is available in English and German. (SAP No. 80531).

Quarterly reports: We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Our compensation report provides detailed information on the compensation paid in 2006 to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). It is available in English and German. (SAP No. 82307). The same information can also be read in the Corporate Governance chapter of the Handbook 2006/2007.

The making of UBS: Our brochure, “The making of UBS”, outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors in the Reporting section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website: Our Analysts and Investors website at www.ubs. com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate infor-

mation, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections in French and Italian.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is Form 20-F; our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are provided by referring to parts of the Handbook 2006/2007 or to parts of the Financial Report 2006. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 (in the US) or +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the address shown on the next page.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS. UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-2341111; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-2882020.

UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+44-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong. www.ubs.com/media	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered share-related queries in the US, www.melloninvestor.com	Calls from the US	+866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German, French, Italian | SAP-No. 80530E-0701

Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SQS-COC-100022 © 1996 Forest Stewardship Council

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: March 21, 2007